UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 11)*
trivago N.V.
(Name of Issuer)

Class A shares, nominal value of €0.06 per share
(Title of Class of Securities)
89686D 105 (for American Depositary Shares, each representing one Class A Share)
(CUSIP Number)
Peter Vinnemeier
Kesselstraße 5-7
40221 Düsseldorf
Federal Republic of Germany
+49 211 54065110
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 1, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A
Page 2 of 4 Pages

CUSIP No.: 89686D 105 (for American Depositary Shares, each representing one Class A Share)
1.	Name of Reporting Person: Peter Vinnemeier
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Federal Republic of Germany
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 3,307,753(1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 3,307,753 (1)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,307,753 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 1.0% (1) (2)
14.	Type of Reporting Person: IN

 (1)    Pursuant to the articles of association of the Issuer, each Class B share is convertible into one Class A share of the Issuer at any time by the holder thereof, while Class A shares are not convertible into Class B shares under any circumstances. Class A shares are entitled to one vote per share and Class B shares are entitled to ten votes per share.
(2)    Based upon the total of 361,281,630 of the Issuer’s Class A and Class B shares outstanding as of September 30, 2022 and after giving effect to the transaction reported in Item 4.

Schedule 13D/A
Page 3 of 4 Pages
This Amendment No. 11 hereby amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on September 13, 2017, as amended by Amendments No. 1-10 thereto (the “Schedule 13D”), relating to the Class A shares of trivago N.V. (the “Issuer”). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D. Except as amended or supplemented hereby, the information set forth in the Schedule 13D remains unchanged.
Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented with the following information:

On November 1, 2022, the Reporting Person and the Issuer agreed to sell to the Issuer 20,000,000 Class A shares at a purchase price of $1.00 per share. The transaction is expected to close on November 9, 2022. Upon completion of the transaction, the Reporting Person will cease its reporting obligations under Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended.

Item 5. Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby supplemented with the following information:

(a)    As a result of the sales, the Reporting Person may be deemed to beneficially own 3,307,753 Class A shares of the Issuer, representing 1.0% of the Issuer’s outstanding Class A and Class B shares, based on 361,281,630 Class A and Class B shares of the Issuer outstanding as of September 30, 2022 after giving effect to the transaction described in Item 4.

(b)    The Reporting Person has sole voting and dispositive power with respect to the Class A and Class B shares of the Issuer owned by him.

(c)    Transactions in the Issuer’s Class A or Class B shares within 60 Days. Except for the transaction described in Item 4, the Reporting Person has engaged in no transactions in the Issuer’s Class A or Class B shares within the past 60 days.

(d)    Right to Receive or Power to Direct Receipt of Dividends from or Proceeds from the Sale of Issuer Securities. The Reporting Person does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s Class A or Class B shares held in the name of the Reporting Person and reported herein.

(e)    Not applicable.

Schedule 13D/A
Page 4 of 4 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2022

/s/ Peter Vinnemeier
Peter Vinnemeier